

September 15, 2015

<u>Via E-mail</u>
Ralph Izzo
Chief Executive Officer
Public Service Enterprise Group Incorporated
80 Park Plaza, P.O. Box 1171
Newark, NJ 07101-1171

      Re: Public Service Enterprise Group Incorporated
             Form 10-K for the Fiscal Year Ended December 31, 2013
             Filed February 26, 2014
             Form 10-Q for the Quarterly Period Ended June 30, 2014
             Filed August 1, 2014
             File No. 1-9120

Dear Mr. Izzo:

      We have reviewed your filings and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filings and the information you provide in response to this comment, we may have additional comments.

<u>Form 10-Q for the Quarterly Period Ended June 30, 2014</u>

<u>Item 1. Financial Statements</u>

<u>Note 8. Commitments and Contingent Liabilities, page 28</u>

<u>Regulatory Proceedings, page 34</u>

1. We note your disclosure that you discovered you had made certain incorrect calculations, recorded a charge to income for the past errors based on your best estimate, and at this time you cannot estimate the amount or range of any additional losses. Regarding your reference to the charge to income for "past errors," please tell us the periods impacted and your consideration of ASC 250.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Scott Stringer, Staff Accountant, at (202) 551-3272 or Donna Di Silvio, Staff Accountant, at (202) 551-3202 if you have questions regarding comments on the financial statements and related matters. You may contact me at (202) 551-3344 with any other questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief